As filed with the Securities and Exchange Commission on June 18, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

(Amendment No. 2)

[TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
[Missing Graphic Reference]
Sypris Solutions, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

871655106
(CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey T. Gill
President and Chief Executive Officer
Sypris Solutions, Inc.
101 Bullitt Lane, Suite 450
Louisville, Kentucky 40222
(502) 329-2000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

 with a copy to:
Robert A. Heath, Esq.
Caryn F. Price, Esq.
Wyatt, Tarrant & Combs, LLP
500 W. Jefferson Street, Suite 2800
Louisville, Kentucky 40202
(502) 589-5235

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$2,316,006	$79.52
 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,143,058 shares of common stock of Sypris Solutions, Inc., having an aggregate value of $2,316,006 as of May 14, 2007 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million dollars of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79.52	Filing Party: Sypris Solutions, Inc.
Form or Registration No.: 005-48797	Date Filed: May 15, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
 Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO
(AMENDMENT NO. 2)

This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “Schedule TO”), in connection with an offer by Sypris Solutions, Inc., a Delaware corporation (“Sypris”), to exchange certain stock options to purchase shares of Sypris’s common stock that are held by eligible participants that have exercise prices equal to or greater than $7.90 per share, for shares of common stock or for new options to be granted under the 2004 Sypris Equity Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options or Shares of Common Stock, dated May 14, 2007 (the “Offer to Exchange”).

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange expired at 5:00 p.m. Eastern Standard Time on Monday, June 12, 2007.  Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 1,101,655 shares of the Company’s common stock from 77 eligible participants, representing 96% of the shares subject to options that were eligible to be exchanged in the Offer to Exchange.  Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company has issued stock covering an aggregate of 159,974 shares of the Company common stock and options to purchase an aggregate of 374,529 shares of the Company’s common stock in exchange for the options surrendered pursuant to the Offer to Exchange.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sypris Solutions, Inc.

/s/ John R. McGeeney
Name: John R. McGeeney
Date: June 18, 2007	Title: General Counsel and Secretary

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Exhibit Index

Exhibit Number	Description

99.(a)(1)(a)*	Offer to Exchange Certain Unexercised Options for New Options and Common Stock dated May 14, 2007
99.(a)(1)(b)*	Exchange Offer Letter
99.(a)(1)(c)*	Form of Announcement of Program email
99.(a)(1)(d)*	Standard Terms of Awards Granted Executives Under the 2007 Stock Option Exchange Program
99.(a)(1)(e)*	Standard Terms of Awards Granted Employees Under the 2007 Stock Option Exchange Program
99.(a)(1)(f)*	Withdrawal Form
99.(a)(1)(g)*	Form of Confirmation of Receipt of Election Form
99.(a)(1)(h)*	Form of Confirmation of Receipt of Withdrawal Form
99.(a)(1)(i)*	Form of Reminder of Deadline Emails
99.(a)(1)(j)*	Stock Value Calculator
99.(a)(1)(k)*	Election Form
99.(a)(1)(l)**	Form of Email Notice to Participants
99.(a)(1)(m)**	Additional Participant Information Regarding Tax Withholding Obligations and Form of Stock Ownership
99.(b)	None
99.(d)(1)***	2004 Sypris Equity Plan
99.(g)	None
99.(h)	None

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on May 15, 2007, and incorporated herein by reference.
**	Previously filed with the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on May 22, 2007 and incorporated by reference herein.
***	Incorporated by reference to Sypris’s Registration Statement on Form S-8 (File No.333-114982) filed with the Commission on April 29, 2004.

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